

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Terry McNew
Chief Executive Officer
MCBC Holdings, Inc.
100 Cherokee Cove Drive
Vonore, TN 37885

> **Re:** **MCBC Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2015**
> **File No. 333-203815**

Dear Mr. McNew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the registration statement, please provide us mockups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Prospectus Summary, page 1</u>

3. We note the references in the summary to a recovery in the boating industry. Please revise to discuss from what the industry is recovering. Please also provide a basis for the references to "pent-up" consumer demand for powerboats.

<u>Summary Historical Consolidated Financial Data, page 16</u>

4. We note your placeholder discussion of the pro forma per share calculation in footnote (1) on page 16. Please clarify for us and in the disclosure whether the pro forma per share data gives effect to the additional number of shares issued in this offering whose proceeds are intended to be used to repay the outstanding borrowings as noted in your use of proceeds discussion on page 39.

5. We note your definition of EBITDA on pages 17 and 45 that includes the change in common stock warrant fair value. EBITDA, a commonly used definition, does not include adjustments other than interest, taxes, depreciation and amortization. As such, please revise by re-labeling this non-GAAP measure accordingly. Please refer to guidance in Question 103.01 of the C&DI's for non-GAAP Financial Measures available on our website.

<u>Risk Factors, page 19</u>

<u>We rely on third-party suppliers, page 25</u>

6. Please tell us whether you believe the contract with Ilmor referenced in this risk factor is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

<u>Selected Historical Consolidated Financial Data, page 44</u>

7. You prominently present the financial information in this section as "unaudited" under fiscal year ended June 30, 2014. It is unclear which reporting period(s) your labeling is referring to. Please revise accordingly.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Hydra-Sports, page 48</u>

8. We note your disclosure of the sale of Hydra-Sports related to trade name, tooling and other assets. However, we note you continue making recreational boats under a contractual agreement with the buyer and that you continue to account for the business as a reportable segment after the sale in FY 2012. In this regard, please tell us and disclose in more detail what piece(s) of businesses you had sold and those that you retained and what the other assets encompass as part of the sale.

Contractual Obligations, page 58

9. Please tell us your consideration for including the maximum obligation amounts relating for your floor plan agreements in your discussion under the Contractual Obligations table as you disclose such amounts on page F-29.

10. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flows, we believe interest payments should be included in the table. Disclose any assumptions used to arrive at the estimated amounts based on variable rates. If you choose not to include these payments in the table, please provide information regarding future interest payments in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003.

Business, page 64

Manufacturing, page 80

11. Please explain the relevance of the terms "CSI Customer Satisfaction" and "Kaizen" which may not be readily apparent to investors.

Principal Stockholders, page 104

12. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Wayzata and MCBC Acquisition LLC.

Material U.S. Federal Income Tax Consequences, page 118

13. Please delete the phrase that the tax discussion is for "informational purposes only." Investors are entitled to rely on this section.

Consolidated Statements of Cash Flows, page F-6

14. We note your Consolidated Statements of Cash Flows does not include a line item for the effect of exchange rate changes in cash. Please tell us if applicable to you and how you complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies, page F-8

15. We note that 14.6% of your net sales were generated from outside of North America and you also reference that your international operations expose you to various risks in operating in foreign jurisdictions. Please provide us with further details about your international operations. We note your disclosure in the risk factor section on page 24 that you have foreign balance sheets. In this regard, specifically identify whether or not you have any foreign subsidiaries or foreign branch offices.

Note 12. Income Taxes, page F-26

16. Please revise to disclose the amount of net income before provision for income taxes attributable to both domestic and foreign operations. Please refer to Rule 4-08(h)(1) of Regulation S-X for guidance.

17. We note on page 60, you are subject to income taxes in the United States and numerous foreign jurisdictions and that your effective tax rates differs from the statutory rates primarily due to the foreign tax rate differential, tax exempt revenue and non-deductible expenses. Please quantify each of the above reconciling items and tell us which line item(s) within the rate reconciliation on page F-25 where you present them. Please clarify your related disclosures as appropriate, as it appears the tax rate differences are primarily due to changes to the deferred tax valuation allowance.

18. We note that a reduction to your deferred tax valuation allowance of $15.6 million was recorded during the fiscal year ended June 30, 2014 in connection with management´s determination that it is more likely than not that your deferred tax assets will be realized. Please provide us and expand disclosure in MD&A on page 60 with a more detailed discussion of the positive and negative evidence considered by management in reaching the conclusion that this valuation allowance was no longer necessary. Your response should include an explanation of the timing of the reversal of this valuation allowance. Please refer to ASC 740-10-30 for guidance.

Note 16. Common Stock and Common Stock Warrant, page F-30

19. We note you issued a common stock warrant in June 2009. Please explain to us your GAAP basis to support your classification for this warrant as a liability. In your response, please provide us with a description of the provisions of the warrant agreement that require liability classification along with your analysis of the relevant authoritative accounting literature.

Note 18. Segment Information, page F-32

20. Please provide entity-wide disclosure regarding major customers in accordance with ASC 280-10-50-41 to 42.

21. We note your disclosure of the new product line MasterCraft NXT beginning January 2014 for the fast growing entry level customers with a unique design and a lower base price point range and option packages on pages 1, 7 and 25. You state that the target customer base is distinct from your traditional customer base but with similar profit margins. You also state on page 71 that the product line is more accessible to a much broader demographic of the recreational boating industry. In this regard, tell us how you consider the guidance within ASC 280-10-50-1 to 9 in determining whether this product line is an operating segment. If it is an operating segment and you aggregate it with your other operating segments, please explain to us in detail how you consider the guidance within ASC 280-50-11 to 19 along with the objectives and principles of the accounting standard in terms of aggregation.

Age of Financial Statements

22. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Kirk A. Davenport II, Esq.